CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

June 6, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Barbara C. Jacobs

Luna Bloom

Stephen Krikorian

Amanda Kim

Re:	Cvent, Inc.

Draft Registration Statement on Form S-1

File No. 377-00166

Initially submitted confidentially on April 29, 2013

Confidential Submission No. 2 submitted on June 6, 2013

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 24, 2013 relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 1122897) confidentially submitted to the Commission on April 29, 2013 (the “Registration Statement”).

The Company is concurrently confidentially submitting via EDGAR Confidential Submission No. 2 of the Registration Statement (“Submission No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Submission No. 2.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Submission No. 2. Except as otherwise specifically indicated, page references herein correspond to the page of Submission No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN   BEIJING   BRUSSELS   GEORGETOWN, DE   HONG KONG   LOS ANGELES   NEW YORK

PALO ALTO   SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC

U.S. Securities and Exchange Commission June 6, 2013 Page 2 of 18	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

General

1. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff's comment and intends to provide a price range when available in a subsequent submission or amendment to the Registration Statement.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff's comment and confirms that it will provide the Staff with (1) written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act and (2) any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act. The Company confirms to the Staff that no such materials have been presented, published or distributed to date.

3. We will contact you separately regarding your proposed graphics.

RESPONSE TO COMMENT 3:

Following a telephone discussion on June 3, 2013 between the Staff and the Company’s outside counsel, the Company has revised the second graphic on the inside front cover of Submission No. 2 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the new reference to “139,000 Events & meetings managed in 2012” corresponds to the disclosure on page 44 of Submission No. 2, and the new reference to “187,000 Event planner & hotel users” is based on the sum of the amounts disclosed on page 76 of Submission No. 2 (59,000 event planner users) and page 78 of Submission No. 2 (128,000 hotel and venue users) of Submission No. 2. The Company will provide the Staff with a copy of the graphic file supplementally by email.

4. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

RESPONSE TO COMMENT 4:

The Company has updated its financial statements pursuant to Rule 3-12 of Regulation S-X and has updated the related disclosure in Submission No. 2.

U.S. Securities and Exchange Commission June 6, 2013 Page 3 of 18	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

5. Please supplementally provide us with documentation supporting the following statements, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus:

•	“We are a leading cloud-based enterprise event management platform.”

•	“We believe that events and meetings represent approximately one quarter of an organization’s marketing budget.”

•

“As of December 31, 2012, there were approximately 320 hotel brands that have an aggregate of more than 43,000 affiliated properties around the globe. These brands are increasingly seeking to expand their group events and meetings business due to the attractive economic opportunity”

•

“A January 2013 report by eMarketer estimates that worldwide digital ad spending was $103 billion in 2012, or approximately 20% of total ad spending, and projects digital ad spending to increase to $163 billion in 2016, representing approximately 26% of total ad spending.”

•	“Over time, we believe that total digital advertising will represent over 50% of ad spending for hotels and venues.”

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff's comment. The Company has supplementally provided the Staff with documentation supporting the first, second, third (first sentence only) and fourth bulleted statements above in Appendix A and Appendix B included herewith. Pursuant to Securities Act Rule 418, Appendix A and Appendix B shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of Appendix B to the Company. The Company further advises the Staff that it has modified the statement in the third bullet and deleted the statement in the fifth bullet above, as indicated on page 73 of Submission No. 2.

6. Please also supplementally provide us with the Frost & Sullivan report identified throughout the prospectus and for which Frost & Sullivan’s consent filed as Exhibit 23. Additionally, we note that you do not state until page 36 that the report was specifically commissioned by you. Please clarify this fact in the forepart of the Prospectus Summary.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff's comment. The Company has supplementally provided the Staff with the identified report in Appendix B included herewith. Pursuant to Securities Act Rule 418, Appendix B shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of Appendix B to the Company.

The Company further advises the Staff that it has amended the Registration Statement to reflect the Staff’s comment on page 1 of Submission No. 2.

7. We note that throughout the prospectus you describe certain of your users as “active,” for example: “30,000 active CNS event planner users” on page 5; “over 8,900 active users” on page 78; and “6,200 active paid enterprise clients and 59,000 active user event and meeting planners” on page 79. Please clarify what is meant by “active” in each of these and other instances where you have described your customers as active.

RESPONSE TO COMMENT 7:

The Company supplementally advises the Staff that all references to active users refer to those users of the Company’s referenced software or service that have accessed their accounts during the 12 months preceding the date of measurement. The Company further supplementally advises the Staff that the Company has revised the disclosure on page 83 by removing the reference to “active” when referring to “6,200 event and meeting planner customers” to avoid confusion that the Company may have inactive paid enterprise clients.

U.S. Securities and Exchange Commission June 6, 2013 Page 4 of 18	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

Risk Factors, page 15

8. Please ensure that each subcaption in this section adequately describes the risk discussed in the related risk factor. We note, for example, the subcaptions beginning “Our growth depends...” on page 23 and “A significant portion of our revenue is derived...” on page 30 do not describe the risk discussed.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has amended the Registration Statement accordingly in Submission No. 2.

9. Given the significant presence and number of employees in India, as well as your disclosures regarding the strategic importance of your operations there, please tell us your consideration for including a risk factor that describes the specific risks associated with your operations in India.

RESPONSE TO COMMENT 9:

The Company supplementally advises the Staff that it considered various general and specific risks of its operations in India in determining its risk factor disclosures. Although the Company’s presence and number of employees in its India operations are significant, the Company supplementally advises the Staff that most of its operations in India are also replicated in the United States. Therefore the Company believes that characterizing the mere presence of these operations in India as a specific risk factor would be inappropriate. However, the Company also considered other specific risks related to the Company’s operations in India, and included specific risk factor disclosure describing these operational risks under other risk factor headings. These risks include, for example, foreign currency exposure, the implications of rapid growth, the Company’s ability to expand sales outside the United States, the Company’s dependence on skilled employees, maintenance of a strong corporate culture and multinational tax issues. The Company does not believe that any of these risks are materially different in its India operations as compared to its U.S. operations, and has therefore not to characterized them as such in the included “Risk Factors.”

“If the security of our customers’ confidential information...,” page 18

10. You disclose in this risk factor that you “have in the past...experience[d] successful attempts by third-parties to obtain unauthorized access to [your] data despite [your] security measures.” Please provide us with additional information regarding the nature and scope of the attacks you reference, including when they occurred and whether they had a material impact on your business either on an individual or aggregate basis. Please tell us your consideration for including a discussion of this incident, including a description of the costs and consequences, in this risk factor and elsewhere in your disclosure, as appropriate. We refer you to the Division of Corporation Finance’s CF Disclosure Guidance: Topic No. 2 for additional guidance.

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that the past unauthorized access referenced in the Registration Statement refers to [***].

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“We have previously identified material weaknesses...,” page 26

11. Please revise your risk factor to disclose what measures you are undertaking to address the material weakness, the timetable for remediation, and whether there are any associated material costs.

RESPONSE TO COMMENT 11:

The Company has amended page 27 of Submission No. 2 in accordance with the Staff’s comment. The Company supplementally advises the Staff that it does not anticipate additional material costs associated with the remediation efforts described on page 27 of Submission No. 2.

Industry Data, page 36

12. You state that certain information contained in the prospectus comes from third parties and that investors should not “give undue weight” to any estimates contained therein. Please revise the third sentence to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

RESPONSE TO COMMENT 12:

The Company has amended page 36 of Submission No. 2 in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission June 6, 2013 Page 6 of 18	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

Use of Proceeds, page 37

13. You indicate that you may use a portion of your net proceeds for possible acquisitions and that you “currently have no agreements or commitments with respect to any potential acquisition, investment or in-license.” We also note that on page 9 you state that you “do not currently have any plans for any acquisitions.” Please clarify in your Use of Proceeds section that there are no current plans, proposals or arrangements regarding acquisitions of other businesses, or advise. Where the registrant indicates that the proceeds from the offering may be used to finance acquisitions of other businesses, the status of any negotiations with respect to an acquisition, and a brief description of such business, should be included to the extent that the registrant reasonably determines that public disclosure of such information would not jeopardize the acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K.

RESPONSE TO COMMENT 13:

The Company has revised pages 9 and 37 of Submission No. 2 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

14. We note your discussion on pages 47–48 of platform subscriptions revenue and marketing solutions revenue. We note also your disclosure on page 73 that states that your more than 30,000 CSN event planner users “includes both free accounts and paid subscribers” and that “hotels and event venues are listed, free-of-charge, in our CSN.” Please clarify throughout your disclosure, and in particular in your Management’s Discussion and Analysis and Business sections, how and when users on both the event management and the venue side of your business are converted from free users to paid subscribers. For example, it is unclear how and whether revenues are generated from users other than through subscriptions, and how the Company converts free users on both sides of the business model to subscribers. Consider also including metrics that quantify such conversion rates and your subscriber renewal rate, or advise on why these metrics would not be material to investors.

RESPONSE TO COMMENT 14:

The Company has revised pages 81 and 82 of Submission No. 2 in accordance with the Staff’s comment to clarify that the CSN is available to users that have purchased paid subscriptions for event and meeting planning platform solutions as well as to any other user that has registered to use the CSN for free. The Company supplementally advises the Staff that conversion of free CSN users to paid users is not a key objective of the Company. The Company respectfully submits that it does not disclose in the Registration Statement that the Company generates revenue from event and meeting planners other than through the sale of subscriptions, which is consistent with its business model. The Company supplementally advises the Staff that the size of the CSN user base is relevant to the Company’s other revenue stream, which is paid marketing solutions by hotel and venue advertisers on the CSN. As indicated on page 82 of the Registration Statement, the Company creates free profiles of identified hotels and venues. However, hotels and venues can pay to purchase marketing solutions that increase the visibility of their properties in the CSN when searched by users. The Company believes the key operating metrics such as room nights requested and number of RFPs transmitted indicated at pages 46 and 47 of Submission No. 2 are the key metrics important to understanding the opportunity to CSN marketers and thus the potential growth of the Company’s marketing solutions revenue generally.

The Company further supplementally advises the Staff that it considered the relevance of disclosure of renewal rates in the Registration Statement. As the Company’s renewal rates are generally very consistent from period to period, the Company respectfully submits that renewal rate is not a material key metric to understanding its business. Nevertheless, given that the Company expects that renewal rates may become a more material metric in future periods, the Company is considering including additional discussion of its historical renewal rates in a future amendment to the Registration Statement.

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Overview, page 44

15. Please expand this section to provide a more balanced discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that you have experienced rapid growth since 2008. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent to which past performance is indicative of future performance. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may face in the short and long term and the actions you are taking to address them.

RESPONSE TO COMMENT 15:

The Company has revised page 45 of Submission No. 2 in response to the Staff’s comment with respect to its rapid revenue growth. The Company respectfully submits that the Company has substantial revenue visibility based on its subscription based model and is not aware of any future material trends or uncertainties that are not otherwise disclosed. The Company further respectfully submits that it has attempted to appropriately balance the disclosure of its substantial revenue growth with disclosure of its net income growth. The Company supplementally advises the Staff that it intends to include a disclosure of selected condensed consolidated quarterly financial data elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement for each of the quarters in 2011 and 2012, as well as quarter-to-date 2013, in a future submission to provide additional understanding to readers of the Company’s business in recent periods on a quarterly basis.

Liquidity and Capital Resources, page 53

16. Please consider revising your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33- 8350.

RESPONSE TO COMMENT 16:

The Company respectfully submits that the Company’s disclosures included in Submission No. 2 reference the primary drivers and other material factors necessary to obtain an understanding of the Company’s cash flows and the indicative value of historical cash flows. The Company’s cash flows from operations are largely dominated by the rapid sales growth the Company has experienced in recent periods. The Company does not consider changes in its collection efficiency for example to be material to understanding its cash flows from operations. Notwithstanding, the Company will consider including such metrics as days sales outstanding in future disclosures if they become material to understanding its liquidity and capital resources.

17. We note from your disclosure that you believe that the proceeds from this offering together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

RESPONSE TO COMMENT 17:

The Company has revised page 55 of Submission No. 2 in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission June 6, 2013 Page 8 of 18	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-1

Results of Operations, page 49

18. You state that subscription revenue includes mobile event apps and web survey products. Please tell us how you considered Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, which require disclosure of significant components of revenue and expense that are necessary in order to understand the results of operation. If such products are significantly contributing revenue and are impacting your revenue trends, you should discuss and analyze these revenue streams.

RESPONSE TO COMMENT 18:

The Company supplementally advises the Staff that revenue from mobile event apps and web survey products, in the aggregate, represents less than 10% of total revenue in the periods presented and is generally an immaterial percentage of the Company’s total revenues in the periods presented.

The Company only recently entered the mobile event app business in 2012 with the acquisitions of CrowdCompass and Seed Labs (rebranded as Crowd Torch). As disclosed on page 53 of Submission No. 2, revenue related to those acquisitions was $1.5 million in 2012, or approximately 1.8% of total revenue during 2012. The Company did not generate any revenue from mobile apps in 2011. Although the Company believes mobile event apps represent a key strategy for future growth, as disclosed on page 79 of Submission No. 2, the Company believes mobile apps are complementary to its existing offerings and are also a nascent revenue stream for the Company, the results of which are not yet known.

The Company supplementally advises the Staff that web surveys represented less than 5% of total revenue in each of 2011 and 2012. The Company also advises the Staff that it believes web surveys are a complementary product to its full event and meeting planning platform, and it does not expect web surveys to be a significant component of revenue on a standalone basis.

Given the foregoing, the Company respectfully submits that further disclosure as to the revenue and expenses of the Company’s mobile event apps and web surveys is not necessary to understand its results of operations.

Stock-Based Compensation, page 58

19. Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE TO COMMENT 19:

The Company has revised page 62 of Submission No. 2 in accordance with the Staff’s comment.

20. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff's comment and intends to provide a reconciliation and explanation of the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of its IPO offering range in a subsequent submission or amendment to the Registration Statement.

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21. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff's comment and intends to provide the proposed IPO price range and the date first communicated by the underwriters when available in a subsequent submission or amendment to the Registration Statement. The Company supplementally advises the Staff that it conducted a request for proposal process with potential underwriters for the proposed offering in November 2012.

22. Please continue to provide us with updates to the requested information and provide updated disclosure for all equity-related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff's comment and intends to provide the Staff with updates to the requested information and updated disclosure for all equity-related transactions subsequent to this request through the effective date of the Registration Statement.

Business

Our Event and Meeting Planner Customers, page 80

23. Please explain in your response how and why the selected event and meeting planner and hotel and venue clients that are listed on page 80 were chosen to be included in your disclosure. It is unclear whether these customers are listed because they represent the greatest percentage of revenue, or for another reason.

RESPONSE TO COMMENT 23:

The Company supplementally advises the Staff that the selected event and meeting planner and hotel and venue clients listed on page 80 of the Registration Statement were selected amongst the Company’s largest customers by percentage of revenue during 2012 within the categories presented. The Company attempted to provide the largest ten corporate event and meeting planning customers, the largest four association event and meeting planning customers, the largest four education event and meeting planning customers and the ten largest hotel and venue customers in 2012 by revenue. The Company was unable to obtain consent from a small number of customers in those lists for confidentiality reasons asserted by the customer, and the Company opted to omit such customers’ names in deference to their customer’s request. The Company notes that no customer represented more than 2% of total revenue in 2012. However, the Company has included the disclosed customers that it believes are representative of its business.

Partnerships and Industry Associations, page 81

24. We note your discussion in Note 11(d) on page F-30 regarding your strategic partnership agreement. Please provide additional disclosure describing the material terms of the agreement, including the minimum fee provisions, and clarifying whether the other partnership arrangements described in the prospectus are governed by similar agreements. Also, please file the agreement as an exhibit, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 24:

The Company advises the Staff that the minimum purchase commitment pursuant to the referenced partnership agreement is included in the table of contractual obligations included at page 58 of Submission No. 2. The Company respectfully submits that the total remaining purchase commitment under the referenced agreement is immaterial relative to the Company’s total revenue and net income for the year ended December 31, 2012 and the Company’s expected financial results for the year ended December 31, 2013. The Company respectfully submits that this contract relates to its marketing activities in the ordinary course of business and is not material to the registrant.

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Principal and Selling Stockholders, page 101

25. Footnotes 1, 4, and 6 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33- 5808. Alternatively, delete the disclaimers.

RESPONSE TO COMMENT 25:

The Company has revised page 105 of Submission No. 2 in accordance with the Staff’s comment.

Where You Can Find More Information, page 120

26. We note your disclosure that “[w]henever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly and please ensure that any agreements discussed in the disclosure are described in a materially complete manner.

RESPONSE TO COMMENT 26:

The Company has revised page 123 of Submission No. 2 in accordance with the Staff’s comment. The Company supplementally advises the Staff that it believes all agreements discussed in the disclosure are described in a materially complete manner.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-9

27. We note that you state that no features within your subscription-based services have standalone value from one another. Describe the nature of each of these features included in those services. Provide your analysis that supports your conclusion. We refer you to ASC 605-25-25-5. In addition, please indicate whether you earn a commission on hotel room nights booked or requested.

RESPONSE TO COMMENT 27:

The Company supplementally advises the Staff that its platform subscription revenue is comprised of various services that are subscribed to over a contractual subscription period for a specified fee. The Company’s subscription services generally entitle its customers to access its software platform and perform a variety of functions based on the features being subscribed to under the subscription agreement. The Company’s Event Management subscriptions, which represent the substantial majority of its platform subscription revenue, provide the base platform for its customers to access the Company’s software and any of the features elected by the customer, including: online training and support, contact storage, registration options, budget and reporting tools, benchmarking features and eMarketing features. All of these service offerings may be provided continuously over the subscription term and used by the customers at their discretion. Access to the platform may occur before, during and after any events managed over the platform during the subscription period.

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In addition, ‘additional features’, including calendar feature, website integration, budget tracker, and hotel & travel module, are part of the Company’s software and no modification or customization is required besides ‘turning on’ the feature to the user. All features are embedded in the Company’s software and are not sold on a stand-alone basis, nor do they operate apart from the platform. An additional fee is charged for these additional features and is included as part of the subscription fee and recognized ratably over the subscription period.

Event Management contracts are typically two to four years in length with annual payment terms and annual fees established in the contract. Customers receive access to the event management product suite of service offerings contracted for after signing a contract with the Company.

The Company has evaluated the different features within their subscription arrangements to determine whether their arrangements should be accounted for as one unit of accounting, or as multiple units of accounting. Based on the considerations above, the Company has determined that their arrangements represent one unit of accounting which is comprised of the subscription to the Event Management platform and all of the other related features and services described above. Under the provisions of ASC 605-25-25-5, the additional features and services are not separate units of accounting from the platform as they do not have stand-alone value apart from the platform. Specifically, they are not sold separately by the Company or any other vendor and have no value to the customer outside of the platform.

In addition, the Company does not earn a commission on hotel room nights booked or requested through its platform or as a result of advertisements placed.

28. Tell us why you believe that the entire subscription fee should be recognized on a straight-line basis over the term of the subscription arrangement. Indicate why the revenue should not be recognized based on when an event occurs (e.g., based on the number of events prorate for each event). Cite the accounting literature that supports your conclusion. Indicate how you evaluate the significance of each feature within an arrangement and their impact on the pattern of revenue recognition.

RESPONSE TO COMMENT 28:

The Company supplementally advises the Staff that none of the Company’s subscription arrangements allow for the customer to take possession of the software used in providing them with the on-demand platform service at any time. Therefore, the subscription arrangements are considered services in accordance with FASB ASC Section 985-605-55 (EITF Issue No. 00-3), and as a result, FASB ASC Subtopic 985-605 Software - Revenue Recognition (SOP 97-2) does not apply to the arrangements. The Company evaluates its arrangement under the provisions of FASB ASC Subtopic 605, including 605-25 Revenue Recognition Multiple Element Arrangement and 605-10-S99 Revenue Recognition (SAB No. 104).

In evaluating the pattern in which the fee related to the Company subscriptions should be recognized, the Company considered the provisions of the SEC Staff Accounting Bulletin (SAB) 104. SAB 104 indicates that revenue is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred or services have been rendered

•	The seller’s price to the buyer is fixed and determinable, and

•	Collectibilty is reasonably assured

Additionally, SAB 104 Topic A.3 (f) Question 2 indicates that the “staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement.” The Company believes that the predominant obligation associated with their subscription arrangement is providing continuous access to the Event Management over the subscription period from which all

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other contracted features may be utilized. As a result, their obligations to the customer are fulfilled ratably over the subscription period and, therefore, recognition of revenues on a straight-line basis over the subscription period most closely matches the manner in which revenue is earned and costs are incurred.

Also considered was the FASB Invitation to Comment, Accounting for Certain Service Transactions. While not authoritative, this literature was considered for conceptual purposes. The Invitation to Comment describes the proportional performance method of revenue recognition. That method is described as follows: “performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act. For example, if the service transaction involves a specified number of similar acts, an equal amount of revenue should be recognized for each act. If the transaction involves a specified number of defined but not similar acts, revenue recognized for each act should be based on the ratio of the seller’s direct costs to perform each act to the total estimated direct costs of the transaction. If the transaction involves an unspecified number of similar acts with a fixed period for performance, revenue should be recognized on the straight-line method over the performance period.” Because the Company’s subscription services are delivered based on an unspecified number of acts over the contractual period (i.e., unlimited access by the customer to the platform during the subscription period), revenue should be recognized on the straight-line method.

The Company considered whether the recognition of subscription revenues in a manner other than on a straight-line basis would be more representative of the earnings process. Since the Company often prices its subscriptions to the platform based on the number of “registrations” to be managed over the platform for any number of events, the Company considered whether a proportional performance approach based on registrations (i.e., proportion of registrations completed to total registrations) would be a more appropriate pattern of recognition of the total subscription fee. However, the Company concluded that the act of initiating a registration by the customer is not indicative of the pattern in which the Company’s obligation is fulfilled.

Based on the considerations above, the Company has concluded that since the elements of the arrangement do not have stand-alone value apart from the platform and since delivery of the services and features over the Event Management platform occurs evenly over the subscription period the straight-line method of revenue recognition is most reflective of the earnings process and the pattern in which our obligation to the customer is fulfilled. The Company believes that the straight-line revenue recognition approach represents a systematic and reasonable revenue recognition method that most closely matches the manner in which revenue is earned and costs are incurred.

29. Disclose when you recognize revenue for each deliverable or solution offered in your Marketing Solution arrangements.

RESPONSE TO COMMENT 29:

The Company has revised page F-9 of Submission No. 2 in accordance with the Staff’s comment.

(u) Fair Value Measurements, page F-13

30. Please tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-2. In this regard, we note that certain liabilities are being recorded at their fair value on a recurring basis (i.e., contingent consideration, stock subject to repurchase).

RESPONSE TO COMMENT 30:

The Company considered the guidance outlined in ASC 820-10-50-2 in determining the appropriate disclosures to be made regarding fair value measurements. The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities for which the carrying value approximated their fair value based on their short-term nature. We further considered the application of ASC 820-10-50-2 with respect to contingent consideration arising in connection with certain of our acquisitions and determined that the due to the probability of achieving the metrics required to earn the contingent consideration, the amounts related to contingent consideration were not material to the financial statements. With respect to the

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Company’s common stock subject to repurchase, we respectfully advise the Staff that the underlying shares are equity classified and accordingly, no adjustment to the fair value after the initial valuation is required. A liability for the repurchase of common stock subject to repurchase under the Company’s contractual call option has not been recorded for the reasons discussed in the Company’s response to Staff Comment 37 below.

Additionally, the Company had no transfers between Level 1 and Level 2 inputs, no fair value measurements using significant unobservable inputs, no gains or losses for the period that were attributable to those assets and liabilities mentioned above and no change in valuation technique for any of the items disclosed.

3. Net Income (Loss) Per Share, page F-14

31. Tell us whether the vesting of the stock options would be accelerated upon the completion of an IPO. If so, revise to include the pro forma effects of any equity based compensation plan that would vest upon the completion of an IPO.

RESPONSE TO COMMENT 31:

The Company supplementally advises the Staff that no stock options would accelerate upon the completion of the proposed initial public offering. Accordingly, the Company has not further revised the Registration Statement in response to the Staff’s comment.

32. Please clarify whether the Series A Convertible Preferred Shares automatically convert into common stock upon completion of the IPO. If the conversion will occur subsequent to the latest balance sheet date, pro forma basic EPS for the latest year and interim period should be provided giving effect to the conversion (but not the offering). Revise your disclosures to discuss these terms. In addition, your balance sheet should also present the pro forma effect of this conversion.

RESPONSE TO COMMENT 32:

The Company has revised pages F-14, F-15 and F-27 of Submission No. 2 in accordance with the Staff’s comment.

33. Tell us whether the Series A Convertible Preferred Shares participate in earnings. If so, please disclose how you apply the two-class method in determining your basic and diluted earnings per share. We refer you to ASC 260-10-45-60. In addition, tell us whether the reconciling item for the “effect of share-based equity award plans and warrants” include these Preferred Shares.

RESPONSE TO COMMENT 33:

The Company has revised pages F-14, F-15 and F-27 of Submission No. 2 in accordance with the Staff’s comment.

7. Income Taxes, page F-19

34. Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X, which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign.

RESPONSE TO COMMENT 34:

The Company supplementally advises the Staff that it considered the provisions of Rule 4-08(h)(1) of Regulation S-X that “[d]isclosure shall be made in the income statement or a note thereto, of (i) the components of income (loss) before income tax expense (benefit) as either domestic or foreign.” As of and for the years ended December 31, 2011 and 2012, the Company maintained a subsidiary in India. As this office was a cost center, its only income was related to intercompany arm’s length fees cross-charged to the parent company under a transfer pricing arrangement. The Company has amended page F-20 of Submission No. 2 to provide a further description of its foreign income taxes.

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35. Describe the nature of the item “provision to return differences” listed in your reconciliation between your statutory and effective tax rate. In addition, explain why the “stock compensation adjustment” and “nondeductible expenses” are more significant in 2011 than 2012.

RESPONSE TO COMMENT 35:

The Company supplementally advises the Staff that the “provision to return difference” on the tax rate reconciliation of 15.9% relates to a $408 reduction to the tax expense that was recorded in the 2011 provision. This difference is comprised of two components: First, an estimate was used to calculate the tax expense in the 2010 return, which was later revised based on final numbers. Based on the immaterial amount of the variance, the Company determined that it was appropriate to record the variance in the 2011 provision. Second, a current year error was identified in the 2011 tax return, which was filed prior to the completion of the audit. As the Company determined this amount to be immaterial to the current period, the variance was recorded in the 2011 provision to correct the ending balances. The impact of these adjustments was determined to be immaterial both individually and in the aggregate for all periods impacted.

The “stock compensation adjustment” as a percentage of income was 43.0% in 2011 and 16.1% in 2012. However, the tax-effected impact of stock compensation in 2011 was $1,102, compared to $1,415 in 2012. The significant variance as a percentage relates to the significantly lower pre-tax book income in 2011 compared to 2012.

For “nondeductible expenses,” the amount as a percentage of income was 30.9% in 2011 and 2.3% in 2012. The tax-effected impact of this amount in 2011 was $792 versus $199 in 2012. The Company identified certain tax attributes related to the India subsidiary included on the carryforward schedules in the 2011 tax return that the Company was not entitled to. The Company determined the amounts to be immaterial and corrected the amounts in the 2011 provision. This adjustment offsets the return to provision adjustments in 2011 noted above, further reducing the impact to 2011.

36. We note your disclosure on page F-21 indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries. Please tell us:

•	if you have undistributed earnings that are indefinitely reinvested,

•	the amount of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2012,

•	what consideration you gave to providing this quantitative disclosure in your filing, and

•	how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to FASB ASC 740-30-50-2.

RESPONSE TO COMMENT 36:

The Company supplementally advises the Staff that the Company has undistributed earnings that are indefinitely reinvested. As of December 31, 2012, the amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested was $2.7 million. In addition, the Company has invested $44.2 million since its foreign subsidiary’s formation to fund its operations. See the Company’s response to Staff Comment 34 for a further discussion of the arm’s length intercompany arrangement between the Company and its foreign subsidiary.

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The Company analyzed FASB 740-30-25-3 in its consideration of the practicability of disclosing the amount of unrecognized deferred tax liability on undistributed earnings of foreign subsidiaries. Pursuant to FASB 740-30-25-3, the presumption is that all undistributed earnings of a foreign corporation located outside the United States will be transferred to the parent, thus requiring the recognition of deferred taxes when such earnings are either distributed or deemed to be distributed. The presumption for recognition of deferred taxes may be rebutted, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. The criteria required to overcome the presumption are sometimes referred to as the “indefinite reversal criteria”. FASB ASC 740-30-25-17 sets forth the following factors to be considered in determining the applicability of the indefinite reversal criteria:

•	The financial requirements of the parent company

•	The financial requirements of the foreign subsidiary

•	The operational and fiscal objectives of the parent company, both long- and short-term

•	Remittance restrictions imposed by applicable law

•	Remittance restrictions imposed by lease or financing agreements of the subsidiary

•	Tax consequences of the remittance

The Company evaluated the factors above in order to make the determination that it is able to meet the criteria established by ASC 740-30-25-17. Historically, the Company has generated positive cash flow from its domestic operations and has demonstrated the ability to meet its capital needs through the availability of various equity capital raises in the U.S. Additionally, the Company has significant cash reserves to fund any domestic needs. Further, the assertion that transfer pricing-generated earnings from foreign operations will be indefinitely reinvested is supported by the long-term capital needs of its foreign operations. The Company’s strategy for growth depends upon continued investment in its foreign operations. Any accumulated foreign earnings have been used by the foreign subsidiary to meet its capital needs and pursue growth, through expanding the business functions of the foreign subsidiary and other business strategies.

Based on the Company’s objectives and strategy, as well as other factors, such as positive cash flow of the U.S parent, access to domestic financing and equity, and the financial needs of the foreign subsidiaries to use the generated earnings for their capital needs and future growth, the Company asserts the exception criteria under ASC 740-30-25-17 and believes its existing disclosure is appropriate.

FASB ASC 740-30-50-2(a) and (b) require disclosure of a description of the types of temporary differences for which a deferred tax liability has not been recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures, the cumulative amount of each type of temporary difference, and the types of events that would cause those temporary differences to become taxable. FASB ASC 740-30-50-2(c) further requires disclosure of the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable.

The Company respectfully submits that it has carefully considered its disclosure obligations under ASC 740-30-50-2 and believes it has provided adequate disclosure in the Registration Statement. As noted in Footnote 7 – Income Taxes, “[t]he Company permanently reinvests cumulative undistributed earnings of its non- U.S. subsidiary in non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation to the U.S.”

As stated above, the Company’s growth strategy depends upon foreign investment outside of the United States. As a result, the Company does not intend to repatriate earnings generated outside the United States, but instead intends to permanently reinvest them outside the United States. Additionally, the Company believes that a calculation of the deferred tax liability associated with its undistributed foreign earnings is not practicable at this time for the following reasons:

•

There are a wide variety of tax structures available to bring about a repatriation of foreign earnings, each with differing tax consequences. As a result, the tax liability associated with a repatriation will depend on the particular structure deployed. There is continued uncertainty in calculating the tax impact of a repatriation since foreign tax credits may be available to mitigate the resulting liability.

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•

Foreign regulatory requirements may affect the timing and method of any potential repatriation. These requirements can impact the tax amounts, as well as any foreign tax credit availability, which can also affect the associated tax expense resulting from repatriation.

Accordingly, the Company believes that it is not practicable to reasonably calculate the amount of deferred tax liability related to its undistributed foreign earnings at this time, and further believes that the existing disclosure is appropriate.

9. Stockholders’ Equity

d) Common Stock Call Option, page F-25

37. Tell us how you are accounting for the contractual call option. Please provide your analysis that supports your accounting.

RESPONSE TO COMMENT 37:

In conjunction with the July 2011 preferred stock transaction, certain key members of management (collectively the “Executives”) entered into stock repurchase agreements with the Company.

The stock repurchase agreements provide an option, upon vote of two-thirds of the Board, for the Company to repurchase up to 50% of the Executive’s shares of common stock then held (25% of the CEO’s shares) at a price of $1.95 per share in the event of a resignation without good reason or a termination for cause, as defined in the stock repurchase agreements.

As a result of the stock repurchase agreements, the Company has been granted the right, but not the obligation, to repurchase the underlying shares subject to the stock repurchase agreements in the form of a contractual call option. In conjunction with this contractual call option, the Company has measured and recorded compensation expense related to the estimate of the benefit to be received by the Executive from the appreciation of the underlying stock that is earned over the service period specified in the stock repurchase agreements (2 years). The provisions of the stock repurchase agreements stipulate that the Executives must remain employed in order to receive any appreciation in the value of the stock above $1.95.

In the event of termination by an Executive (which may be outside of the control of the Company), the Company has the right to consider whether to re-purchase the Executive’s shares at $1.95 or permit the Executive to retain the shares. The Company does not have an obligation to repurchase these shares and will evaluate whether to repurchase these shares or not based on the facts and circumstances at the time of termination. Because termination may be outside of the control of the Company, and because the decision to exercise the call option is dependent upon a vote by the shareholders and on the facts and circumstances present at the time (e.g., if the fair value of the Company was less than $1.95 per share, the Company may elect not to exercise the call), there is no contractual or unconditional obligation to repurchase and no constructive obligation created in conjunction with the contractual call option. Accordingly, the Company has not recorded a repurchase obligation related to its contractual call option.

14. Subsequent Events, page F-30

38. Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

RESPONSE TO COMMENT 38:

The Company has revised page F-31 of Submission No. 2 in accordance with the Staff’s comment.

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Recent Sales of Unregistered Securities, page II-2

39. You state that as part of the consideration paid for your acquisition of Seed Labs LLC you issued 467,692 shares of your common stock. Please update your disclosure to reflect this and any other issuances required to be disclosed pursuant to Item 701 of Regulation S-K.

RESPONSE TO COMMENT 39:

The Company has revised page II-2 of Submission No. 2 in accordance with the Staff’s comment.

Exhibits

40. Please file the agreement related your third-party data center located in Ashburn, Virginia, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 40:

The Company has filed the agreement related to its third-party data center located in Ashburn, Virginia as Exhibit 10.12 to Submission No. 2.

* * * *

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Please direct your questions or comments regarding this letter or Submission No. 2 to the undersigned or Mark R. Fitzgerald at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael C. Labriola

Michael C. Labriola

cc:	Rajeev K. Aggarwal

Peter M. Childs

Lawrence Samuelson, Esq.

Cvent, Inc.

Mark R. Fitzgerald, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP

Enclosures